Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 F 312.516.1484 warren@chapman.com

September 21, 2023

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roundhill ETF Trust/Roundhill S&P Dividend Monarchs ETF File Nos. 811-23887 and 333-273052

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 21, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill S&P Dividend Monarchs ETF (formerly Roundhill Dividend Kings ETF) (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fee Tables and Expenses

Please provide the Staff a completed fee table for its review. Additionally, please clarify the disclosure set forth in footnote 1 to the table entitled “Fees and Expenses of the Fund” that the fee arrangement between the Trust, on behalf of the Fund, and the Fund’s investment adviser is a unitary fee arrangement.

Response to Comment 1

A completed fee table has been set forth on Exhibit A. Additionally, pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan. (emphasis added)

Comment 2 – Rule 35d-1 of the 1940 Act

The Staff disagrees with the Trust’s assessment that inclusion of “Dividend” in the Fund’s name does not implicate Rule 35d-1 of the 1940 Act and the requirements thereof. The Staff’s position is that “Dividend” is a type of investment. Accordingly, please revise the disclosure to include the required 80% investment policy.

Response to Comment 2

While the Registrant respectfully disagrees with the Staff’s interpretation of Rule 35d-1 as it relates to the word “Dividend,” in accordance with the Staff’s comment, the following disclosure has been added as the final sentence of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will invest at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in dividend-paying securities.

Comment 3 – General Comment

The Staff notes that many portions of the filing are incomplete (including, without limitation, all exhibits, the fee table, example of estimate expenses and audited seed financial statements or to be updated by amendment). Please confirm that all incomplete portions of the Registration Statement will be completed in the next amendment to the Registration Statement.

Response to Comment 3

The Registrant so confirms.

Comment 4 – Indemnification

Please revise the disclosure set forth in Item 30 of the Registrant Statement relating to Indemnification to comply with Rule 461(c) and Rule 484 of the 1933 Act and Section 17(h) and 17(i) of the 1940 Act.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

Pursuant to Article VII, Section 2(a) of the Trust’s Agreement and Declaration of Trust (the “Declaration”), the Trust shall indemnify, out of Trust Property (as such term is defined in the “Declaration”), to the fullest extent permitted under applicable law, any Person (as such term is defined in the “Declaration”) who was or is a party or is threatened to be made a party to any Proceeding (as such term is defined in the “Declaration”) by reason of the fact that such Person is or was an Agent (as such term is defined in the “Declaration”) of the Trust, against Expenses (as such term is defined in the “Declaration”), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding if such Person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not of itself create a presumption that the Person did not act in good faith or that the Person had reasonable cause to believe that the Person’s conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Rule 484 under the 1933 Act, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provision of the Declaration in a manner consistent with Release 11330 of the SEC under the 1940 Act, so long as the interpretation of Sections 17(h) and 17(i) thereunder remains in effect.

Comment 5 – Exhibits

Please confirm that the Fund will file the index license or index sub-license agreement as an exhibit to the Registration Statement.

Response to Comment 5

The Registrant so confirms.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison Warren
Morrison Warren

cc: Richard Coyle, Partner, Chapman and Cutler LLP

Exhibit A

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.35%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1) The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan.

(2) “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$36	$113